UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.)*


                             INTEGRAL SYSTEMS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.01 Per Share)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45810H107
          ------------------------------------------------------------
                                  (CUSIP Number)

                                 Gilbert H. Davis
                           Sims Moss Kline & Davis LLP
                         Three Ravinia Drive, Suite 1700
                                Atlanta, GA 30346
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)


                                  JULY 6, 2010
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
                              Page 1 of 10 Pages
SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 2 of 10 Pages



SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Partners GP, LLC
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------
                              Page 3 of 10 Pages



SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Capital Management, LLC
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------
                              Page 4 of 10 Pages



SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Brian R. Kahn
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 5 of 10 Pages


SCHEDULE 13D
CUSIP No.  45810H107
-------------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------
          This Statement relates to shares (the Shares) of common stock, par value $0.01 per share (the Common Stock) of Integral Systems, Inc., a Maryland corporation (the Issuer), which has its principal executive offices at 6721 Columbia Gateway Drive, Columbia, MD 21046.


Item 2.   Identity and Background
          -----------------------
    (a)   This statement is filed by:

          (i) Vintage Partners, L.P., a Delaware limited partnership (Vintage Partners), with respect to the Shares directly and beneficially owned by it;

          (ii) Vintage Partners GP, LLC, a Delaware limited liability company (Vintage Partners GP), who serves as the general partner of Vintage Partners, with respect to the Shares beneficially owned by it;

          (iii) Vintage Capital Management, LLC, a Delaware limited liability company (Vintage Capital), who serves as the investment manager for Vintage Partners, with respect to the Shares beneficially owned by it; and

          (iv) Brian R. Kahn (Kahn), who serves as the sole manager of Vintage Partners GP and one of the managing members of Vintage Capital, with respect to the Shares beneficially owned by him.

          Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

    (b) The address of the principal office of each of the Reporting Persons is 5506 Worsham Court, Windermere, FL 34786. The managers and controlling owners of Vintage Partners GP and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2. The managers and controlling owners of Vintage Capital and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

    (c) The principal business of Vintage Partners is serving as a private investment fund. Vintage Partners has been formed for the purpose of making equity investments in companies. The principal business of Vintage Partner GP is acting as the general partner of Vintage Partners. The principal business of Vintage Capital is acting as the investment manager of Vintage Partners. Kahn is engaged in a private investment management business.


                              Page 6 of 10 Pages
SCHEDULE 13D
CUSIP No.  45810H107
-------------------------------------------------------------------------------
    (d) No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

    (e) No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f)   Mr. Kahn is a citizen of the United States of America

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          All of the Shares to which this Statement relates were purchased by Vintage Partners and were purchased with working capital in open market purchases as more fully set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the the 1,750,000 Shares reported hereunder was $11,285,696.41 (including brokerage commissions).

          In the event Vintage Partners purchases additional shares of the Issuer Common Stock, it is currently contemplated that it will use its working capital for such purchases. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares of Issuer Common Stock.

Item 4.   Purpose of Transaction
          ----------------------
          The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

          In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the

                              Page 7 of 10 Pages
SCHEDULE 13D
CUSIP No.  45810H107
-------------------------------------------------------------------------------
          Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, pursuing a transaction which would result in Reporting Persons acquisition of a controlling interest in the Issuer, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 17,507,173 Shares outstanding, as of April 27, 2010, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2010.

(A)       Vintage Partners

     (a) As of close of the close of business on July 15, 2010, Vintage Partners directly and beneficially owned 1,750,000 Shares.

          Percentage: Approximately 9.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 1,750,000
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 1,750,000

     (c) The transactions in Shares by Vintage Partners during the past sixty days are set forth on Schedule A and are incorporate herein by reference.

(B)       Vintage Partners GP

     (a) Vintage Partners GP, as the general partner of Vintage Partners, may be deemed the beneficial owner of all of the Shares owned by Vintage Partners.

          Percentage: Approximately 9.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 1,750,000
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 1,750,000

                              Page 8 of 10 Pages

SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
     (c) Vintage Partners GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Vintage Partners during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(C)      Vintage Capital

     (a) Vintage Capital, as the investment manager of Vintage Partners, may be deemed the beneficial owner of all of the Shares owned by Vintage Partners.

          Percentage: Approximately 9.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 1,750,000
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 1,750,000

     (c) Vintage Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Vintage Partners during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(D)       Kahn

     (a) Mr. Kahn, who serves as the sole manager of Vintage Partners GP and one of the managing members of Vintage Capital, may be deemed the beneficial owner of all of the Shares owned by Vintage Partners.

          Percentage: Approximately 9.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 1,750,000
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 1,750,000

     (c) Mr. Kahn has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Vintage Partners during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer
          -----------------------------------
          On July 15, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

                              Page 9 of 10 Pages
SCHEDULE 13D
CUSIP No.  45810H107
------------------------------------------------------------------------
          Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit
1: Joint Filing Agreement dated July 15, 2010, by and among Vintage Partners, L.P., Vintage Partners GP, LLC, Vintage Capital Management, LLC and Brian R. Kahn.


          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 2010


                                           /s/ BRIAN R. KAHN
                                            ----------------------------------
                                            Brian R. Kahn, for (i) himself;
                                            (ii) as Manager of Vintage Partners
                                            GP, LLC, for itself and as General
                                            Partner of Vintage Partners, L.P.;
                                            and (iii) as Managing Member of
                                            Vintage Capital Management, LLC,
                                            Investment Manager of Vintage
                                            Partners, L.P.














                             Page 10 of 10 Pages






                                 Schedule A
                                 ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

                            VINTAGE PARTNERS, L.P.


          Date of              No. Shares            Price Per
          Purchase           Purchased/Sold            Share
          --------            -------------          ----------
          07/01/2010              7,096               $6.2751
          07/01/2010            482,200               $6.2641
          07/02/2010            381,800               $6.2503
          07/06/2010            562,426               $6.2501
          07/06/2010             55,724               $6.7555
          07/07/2010             80,003               $7.0546
          07/08/2010             10,979               $7.0529
          07/09/2010             25,381               $7.3100
          07/12/2010             46,546               $7.4343
          07/14/2010             22,018               $7.8152
          07/15/2010             75,827               $7.8673

          The above transactions were open market purchases effected by Vintage Partners on the NASDAQ National Market System.


                                  Page A-1


-----------------------------------------------------------------------

                                 Schedule B
                                 ----------

            Managers and Majority Owners of Vintage Partners GP, LLC

Name and           Principal        Principal
Position           Occupation       Business Address       Citizenship
--------           ----------       ----------------       -----------
Kahn Capital       Investment       5506 Worsham Court     Delaware
Management, LLC    Management       Windermere, FL 34786
Majority Owner     Company
(85%)

Brian R. Kahn      Investment       5506 Worsham Court     United States
Sole Manager       Management       Windermere, FL 34786


                                 Page B-1




------------------------------------------------------------------------




                                 Schedule C
                                 ----------
        Managers and Majority Owners of Vintage Capital Management, LLC

Name and            Principal    Principal
Position            Occupation   Business Address        Citizenship
--------            ----------   ----------------        -----------
Kahn Capital        Investment   5506 Worsham Court      Delaware
Management, LLC,    Management   Windermere, FL 34786
Majority Owner      Company
(95%)

Brian R. Kahn,      Investment   5506 Worsham Court      United States
Manager, Member     Management   Windermere, FL 34786

Andrew M. Laurence,              5506 Worsham Court      United States
Manager                          Windermere, FL 34786

Jeremy R. Nowak,                 5506 Worsham Court      United States
Manager                          Windermere, FL 34786


                                  Page C-1